10-Q	EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2017
EARNINGS (LOSS):
Income (loss) before income taxes and cumulative effect of accounting change	$(974)	$1,442	$3,200	$(19,098)	$(4,589)	$141
Interest expense(a)	142	207	172	322	275	94
(Gain)/loss on investment in equity investees in excess of distributed earnings	108	219	75	96	8	—
Amortization of capitalized interest	402	440	438	483	729	126
Loan cost amortization	43	37	32	31	24	7
Earnings (Loss)	$(279)	$2,345	$3,917	$(18,166)	$(3,553)	$368
FIXED CHARGES:
Interest Expense	$142	$207	$172	$322	$275	$94
Capitalized interest	976	815	604	410	242	51
Loan cost amortization	43	37	32	31	24	7
Fixed Charges	$1,161	$1,059	$808	$763	$541	$152
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$171	$171	$171	$171	$97	$23
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.64	1.61	1.56	1.30	1.04	1.01
Preferred Dividends	$280	$275	$266	$222	$101	$23
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,441	$1,334	$1,074	$985	$642	$175
RATIO OF EARNINGS TO FIXED CHARGES	(0.2)	2.2	4.8	(23.8)	(6.6)	2.4
INSUFFICIENT COVERAGE	$1,440	$—	$—	$18,929	$4,094	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	(0.2)	1.8	3.6	(18.4)	(5.5)	2.1
INSUFFICIENT COVERAGE	$1,720	$—	$—	$19,151	$4,195	$—
___________________________________________

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.